

August 24, 2022

To Management

Chadsworth Drive Swim Club, Inc.
18 Algonquin Trl
Greenville, SC 29607

We have audited the financial statements of Chadsworth Drive Swim Club, Inc for the interim period ended July 31, 2022, and we will issue our report thereon dated August 24, 2022. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated August 2, 2022. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Matters

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Chadsworth Drive Swim Club, Inc. are described in Note B to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during interim period under our audit. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimate(s) affecting the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Uncorrected Misstatements

We encountered no significant misstatements in performing and completing our audit.

Disagreements with Management

For purposes of this letter, a disagreement with management is a disagreement on a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of management of Chadsworth Drive Swim Club, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Jason M. Tyra, CPA, PLLC